Exhibit 99.1

Company Contact:

N. Paul Brost

Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL

RESULTS FOR THREE MONTHS AND FISCAL YEAR ENDED MARCH 31, 2016

Herndon, VA., June 27, 2016 -- Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its fiscal fourth quarter and year ended March 31, 2016.

Revenues for the fiscal year ended March 31, 2016, were $133.1 million, compared with revenues of $139.2 million for the fiscal year ended March 31, 2015. Gross profit for the fiscal year ended March 31, 2016, was $14.9 million (11.2% of revenues) compared with $19.3 million (13.9% of revenues) for the fiscal year ended March 31, 2015. Operating loss for the fiscal year ended March 31, 2016, was $4.2 million, or 3.2% of revenue, compared with operating income of $1.9 million, or 1.4% of revenue, in the prior fiscal year. Net loss for the fiscal year ended March 31, 2016 was $2.7 million, or $0.27 loss per basic and diluted share outstanding, compared with net income of $1.3 million, or $0.13 per basic and diluted share outstanding in the same period of the prior fiscal year.

Revenues for the three months ended March 31, 2016, were $31.4 million, compared with revenues of $32.7 million in the same period of the prior fiscal year. Gross profit for the three months ended March 31, 2016, was $2.1 million (6.8% of revenues) compared with $4.1 million (12.4% of revenues) for the three months ended March 31, 2015. Operating loss for the three months ended March 31, 2016 was $2.1 million compared with an operating loss of $0.2 million in the same period of the prior fiscal year. Net loss for the three months ended March 31, 2016, was $1.4 million or a loss of $0.14 per basic and diluted share, compared with net income of $161 for the quarter ended March 31, 2015.

The decrease in revenues for the fiscal year ended March 31, 2016, was due mainly to a reduction in revenues from a major transportation company following the loss of the Western region services contract with this customer effective May 31, 2014, a decline in revenues from certain west coast technology companies, a New York City healthcare facility that had ceased operations and reductions in revenues from certain residential and commercial customers primarily in the New York metropolitan and Northern California regions. These decreases were partly offset by net increases in revenues from several domestic and international airlines.

The decrease in revenues for the three months ended March 31, 2016 as compared to the same period of the prior year, was due mainly to a reduction in revenues with certain west coast technology companies and an expected decline in security services provided in connection with temporary construction projects in secure areas at certain New York area airports. These decreases were partly offset by increases in revenues from domestic and international airlines, a major transportation company, a New York metro area healthcare facility and the commencement of work under a new contract with a large on-line retailer/distributor in March 2016.

The decrease in operating income for the year ended March 31, 2016, as compared to the prior year, was primarily the result of the decline in revenues, a $2.0 million increase in workers’ compensation costs, increased direct labor costs driven by regulatory and market driven increases in wages, increased overtime and employee turnover attributable to tightening labor markets particularly in the northeastern U.S., the previously reported settlement of a class action lawsuit for which the Company reported a $1.4 million charge in the quarter ended September 30, 2015, increased legal fees and a reduction in bad debt recoveries. These decreases in operating income were partly offset by reductions in general and administrative salaries, wages and benefits.

The increase in operating loss for the three months ended March 31, 2016, as compared to the same period of the prior year, was driven primarily by a $1.0 million increase in workers’ compensation costs and the above-mentioned decrease in revenues and increase in direct labor costs.

The decrease in net income for the three months and fiscal year ended March 31, 2016 compared to same periods of the prior year, were due to the reductions in operating income and a decrease in equity earnings from our minority investment in Ocean Protection Services LLC (“OPS”), partly offset by a reduction in income tax expense. The decline in earnings of OPS was due to a decline in revenues driven primarily by lower overall shipping activity in high risk areas and increases in certain operating expenses incurred in connection with the pursuit of strategic growth opportunities which at this time are not expected to materialize.

As previously reported, on December 31, 2014, the Company received notification of the award of the U.S. Postal Service (“USPS”) contract under Solicitation No. 2B-14-A-0078 (the “USPS Contract”), valued at approximately $250 million over a ten year term of service. The USPS Contract provides for security services at 50 USPS locations in 18 states, Puerto Rico and the District of Columbia, valued at approximately $20 million per year, as well as the operation of the two USPS National Law Enforcement Communication Centers (NLECC) at Dulles International Airport, Virginia and in Ft. Worth, Texas, valued at approximately $5 million per year. The award includes a four year base contract and three two-year options.

Since the initial award in December 2014, the USPS contract award had been the subject of a long and challenging legal protest process. On April 7, 2016, the Court of Federal Claims dismissed the protest filed by Universal on January 27, 2016, to allow for the USPS to take corrective action. Following the April 7, 2016 dismissal of Universal’s claim, the Company reinitiated activities to fully assume the USPS Contract in two phases. On June 6, 2016, the Company commenced work at approximately half the locations and on June 13, 2016, commenced work at the remaining locations.

Craig P. Coy, Chief Executive Officer of Command Security, said, "Needless to say this has been a challenging year for the company.  We have seen positive results of many of our strategic initiatives undertaken over the past few years.  Winning the USPS contract, winning a three year security contract with a national on-line retail/distribution company currently estimated to represent $10 million per year in revenues, our team winning the TSA Airport Security Screening Services IDIQ Contract which allows the opportunity for further revenue growth in our Aviation division and others have confirmed the value of our strategic focus on key markets and large, long-term opportunities.  At the same time we are managing through various challenges including the resolution of certain legal matters, specifically, the California class action settlement. In addition, increases in workers’ compensation costs driven by both external regulatory factors as well as the specific nature of certain ongoing legacy claims, have also had a significant impact on the Company’s profitability. Despite these factors, management believes the management actions and steps taken are appropriate and will lead to overall lower workers’ compensation costs in future years.

“Our investment in OPS has not met expectations this past year.  Although the core business of OPS is fundamentally sound and continues to generate attractive gross profit margins, the combination of the decline in revenues, the costs incurred in connection with recent strategic initiatives and its highly leveraged capital structure have placed significant strain on their short-term cash position.

“While challenges certainly remain, given the new business awards for which we have recently begun work and the opportunities we see ahead, we believe we are well positioned for strong revenue growth and increased operating income in fiscal year 2017.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value”, we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2016, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

CONDENSED STATEMENTS OF INCOME

	Three Months Ended		Twelve Months Ended
Income Statement Highlights	March 31,		March 31,
	(Unaudited)		(Audited)
	2016	2015	2016	2015

Revenues	$31,449,329	$32,684,328	$133,101,689	$139,185,400
Gross Profit	2,135,427	4,057,456	14,901,326	19,277,809
General and Administrative	4,263,772	4,328,054	17,275,314	17,519,531
Operating Income (loss)	(2,097,773)	(164,559)	(4,200,740)	1,888,337
Equity earnings (loss) in minority investment of unconsolidated affiliate	(46,709)	135,000	65,291	505,000

Provision for (benefit from) income taxes	(830,000)	(63,000)	(1,640,000)	980,000
Net income (loss)	(1,355,119)	161	(2,656,323)	1,258,263
Net income (loss) per common share:
Basic	(0.14)	0.00	(0.27)	0.13
Diluted	(0.14)	0.00	(0.27)	0.13
Weighted average number of common shares
outstanding:
Basic	9,792,618	9,731,564	9,771,578	9,637,594
Diluted	9,792,618	10,074,199	9,771,578	9,919,654

COMMAND SECURITY CORPORATION

CONDENSED BALANCE SHEETS

(Audited)

Balance Sheet Highlights	March 31, 2016	March 31, 2015

Cash	$1,486,854	$2,435,839
Accounts receivable	21,890,623	21,712,036
Total current assets	27,415,406	29,084,474
Total assets	36,145,862	36,587,155
Short-term debt	7,011,743	6,000,000
Total current liabilities	16,750,690	15,428,407
Total liabilities	18,063,152	16,012,976
Stockholders’ equity	18,082,710	20,574,179
Total liabilities and stockholders’ equity	36,145,862	36,587,155